Axalta Coating Systems Two Commerce Square 2001 Market St., Suite 36 Philadelphia, PA 19103 axaltacoatingsystems.com

September 12, 2016

VIA EDGAR

Mr. John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 4631

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2016
Item 2.02 Form 8-K
Filed April 28, 2016
File No. 1-36733

Dear Mr. Cash:

Axalta Coating Systems Ltd. (the “Company” or “we”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 30, 2016 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated July 25, 2016. It appears that these acknowledgements were provided in the response letter signed by your outside counsel. Please provide the requested acknowledgements in writing with your next response letter signed by management.

Response: The Company respectfully notes the Staff’s comment and has provided the requested acknowledgements in this response letter.

2. We note your response to prior comment 1; however we continue to note references in your June 30, 2016 Form 10-Q and Form 8-K dated July 26, 2016 that imply items excluded from non-GAAP financial measures you present are “non-recurring” or “unusual.” Please ensure future filings only use those terms to describe specific adjustments that actually meet the definition of non-recurring, unusual or infrequent set forth in Item 10(e)(ii)(B) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment, and in future filings, the Company will not imply or describe items included within its non-GAAP financial measures as non-recurring, unusual or infrequent that do not meet the definition as set forth in Item 10(e)(ii)(B) of Regulation S-K.

September 12, 2016

Form 10-K for the Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 76

(3) Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 87

3. We note your response to prior comment 4. Please revise future filings to clarify the nature and terms of the up-front customer costs you capitalize, including the clawback provisions. Please also consider the disclosure requirements of ASC 605-50-50-1.

Response: The Company respectfully notes the Staff’s comment, and in future filings, the Company will clarify the nature and terms of the up-front customer costs it capitalizes, including the clawback provisions, and will continue to consider the disclosure requirements of ASC 605-50-50-1 in connection with future periodic reports.

(14) Income Taxes, page 112

4. We note your response to prior comment 5. Please provide us the amounts of U.S. taxable income (loss) that you generated in each of the last five years. In the event you have incurred cumulative losses for three or more years, please more fully explain and demonstrate to us how you concluded that realization of your deferred tax assets is more likely than not based on the provisions of ASC 740-10-30-21.

Response: The Company respectfully notes the Staff’s comment and by way of further explanation, advises the Staff that the principal entity through which the Company’s U.S. operations are held and conducted is its wholly owned subsidiary, Axalta Coating Systems U.S., Inc. (the “Axalta U.S. Holdco”). The Company and Axalta U.S. Holdco were incorporated on August 24, 2012 and October 12, 2012, respectively, as two of several entities formed to facilitate The Carlyle Group’s acquisition of the Company from DuPont (the “Acquisition”). Axalta U.S. Holdco did not begin to generate U.S. taxable income (loss) until the consummation of the Acquisition on February 1, 2013, but did file a tax return for the period from its inception through December 31, 2012.

Historical U.S. Taxable Loss:

Set forth in the table below are the Company’s historical U.S. taxable results since inception for the Successor periods (in millions):

	Period from October 12, 2012 to December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015[1]
Taxable loss	$—	$(31.2)	$(116.3)	$(99.4)

(1)	The taxable loss presented for the year ended December 31, 2015 reflects the estimated loss used to prepare the Company’s 2015 audited financial statements, as the 2015 tax return had not yet been filed as of the date of the 2015 audited financial statements.

ASC 740-10-30-21 Deferred Tax Asset Realization Analysis:

The Company evaluated the facts and circumstances regarding the generation and utilization of its net deferred tax assets in the U.S. as of December 31, 2015. As a result of the evaluation, it was determined that it was more likely than not that its U.S. deferred tax assets will be realized prior to their expiration. In arriving at this determination, consistent with the provisions of ASC 740-10-30-17, the Company reviewed all available positive and negative evidence. While the Company’s U.S. three-year pre-tax cumulative loss is significant, the Company concluded that the weight of the available positive evidence outweighed the negative evidence to support a conclusion that a valuation allowance was not needed for the net deferred tax assets in the U.S. as of December 31, 2015.

The Company respectfully highlights to the Staff certain important factors considered in its analysis:

•	The Company’s U.S. three-year pre-tax cumulative loss includes acquisition-related costs, employee termination benefits and other separation-related initiatives implemented after the Acquisition as it transitioned to an independent company.

•

In April 2015, Carlyle ceased to hold a majority of the Company’s equity securities, triggering a “change of control event” under certain of the Company’s equity incentive plans, which resulted in the immediate vesting of a large number of

September 12, 2016

employee-held stock options under those plans. As a result, the Company recognized a sizable charge in the year ended December 31, 2015 with respect to the intrinsic value of those vested and exercised options within taxable income (loss). This charge was not recognized within the Company’s consolidated income before income taxes.

Without these significant charges, the Company’s U.S. operations would have been in a cumulative income position during the years ended December 31, 2013, 2014 and 2015. The Company believes that charges of this nature and size, which resulted in large historical U.S. taxable losses, are not likely to occur in future periods, and are not an indication of the Company’s core business results or expected future continuing operations. We consider this, along with our forecasted profitable operations in the U.S., to be positive evidence consistent with paragraph ASC 740-10-30-22(c), supporting the conclusion that the Company is more likely than not to realize its deferred tax assets and that a valuation allowance is not needed at this time.

The information set forth in the table below represents a reconciliation of the Company’s U.S. operations loss before income taxes to its core business results (in millions):

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015	Cumulative income (loss) position
Loss before income taxes	$(153.8)	$(8.8)	$(19.4)	$(182.0)
Permanent items (incl. state taxes)	41.4	14.0	2.0	57.4
Extraordinary items	156.0	67.2	116.6	339.8

Core business results	43.6	72.4	99.2	215.2

In addition to the analysis under ASC 740-10-30-21 described above, the Company evaluated the future realization of its U.S. net deferred tax assets based on four sources of taxable income:

•	future reversals of existing taxable temporary differences;

•	future taxable income exclusive of reversing temporary differences and carryforwards;

•	taxable income in prior carryback year(s); and

•	tax planning strategies, which were not applicable to this analysis.

This further analysis showed the Company would utilize all existing net operating loss and tax credit carryforwards before expiration, as well as the ability to benefit from any other deferred tax assets.

Note Regarding Pre-Acquisition/ Predecessor periods:

For all Predecessor periods presented in the Company’s consolidated financial statements (i.e., periods ended prior to the consummation of the Acquisition – other than the period from October 2012 through December 31, 2012), the U.S. operations of the Company’s businesses by DuPont were included in the consolidated income tax return of DuPont under the “separate return method.” The amounts below reflect income before income taxes and current tax expense as allocated to the combined financial statements for the Predecessor periods (in millions):

	Year Ended December 31, 2011	Year Ended December 31, 2012
Income before income taxes	$59.7	$82.8
U.S. federal current tax expense	16.4	30.9

September 12, 2016

(27) Venezuela, page 131

5. We note your response to prior comment 6. In future filings, please revise your accounting policy related to foreign currency translation in note 3 to clarify that the functional currency of your Venezuela subsidiary is the U.S. dollar.

Response: The Company respectfully notes the Staff’s comment, and in future filings, the Company will revise its accounting policy related to foreign currency translation to clarify that the functional currency of its Venezuela subsidiary is the U.S. dollar.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (215) 255-4335 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert W. Bryant

Robert W. Bryant

Executive Vice President and Chief Financial Officer

Enclosures

cc: (via email)

Michael F. Finn of Axalta Coating Systems Ltd.

Jeffrey Gordon, Division of Corporation Finance

Anne McConnell, Division of Corporation Finance

Sherry Haywood, Division of Corporation Finance

Craig Slivka, Division of Corporation Finance

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP